富 榮 秘 書 服 務 有 限 公 司



3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 三 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

ver, 16 Stanley Street, Central, Hong Kong.
利 街 十 六 號 騏 利 大 廈 九 樓
: 2827 4836 • E-mail: fw@fairwind.com.hk

07021915

Your Ref:

Our Ref: S/5411/89   LTO/sl   8th March, 2007

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
       ("the Company")
       Rule 12g3-2(b) Exemption
       File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

                                        Yours faithfully,
                                        For and on behalf of
                                        FAIR WIND SECRETARIAL SERVICES
                                        LIMITED

PROCESSED

MAR 2 1 2007

THOMSON
FINANCIAL

                                        LO Tai On
                                        Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 8th March, 2007 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1.   Title   :   Notification of movement of securities in Hong Kong

       Date   :   28th February, 2007

       Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended ___28th February, 2007___

TO: The Research & Planning Department of The Stock Exchange of
        Hong Kong Limited

From: Starlight International Holdings Limited_____
        (Name of Company)

        Mr. Peter LEE Yip Wah_____   Tel No.: __2827 1778__
        (Name of Responsible Official)

Date: 3rd March, 2007_____

(A) **Information of Types of Listed Equity Securities:**
     (please tick wherever applicable)

     1. Ordinary shares   :   √   2. Preference shares: _____

     3. Other classes of shares :   please specify: _____

     4. Warrants   :   please specify: _____

(B) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	766,165,614	Nil	Nil
Increase/(Decrease) during the month	260,000	Nil	Nil
Balance at close of the month:	766,425,614	Nil	Nil

CONVERTIBLES* Class	Units	Converted (Units)		Units
Convertibles Notes Convertible price: HK$ _____	N/A	N/A		N/A

OTHER ISSUES OF SHARES*

Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 260,000

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

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